10 New Bond Street

Worcester, Massachusetts

01606 USA

Tel: 508.854.1628

800.628.7528

Fax: 508-854-1753

www.thermoenergy.com

www.castion.com

June 18, 2012

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	ThermoEnergy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed May 14, 2012

File No. 033-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), I am writing in response to the comment on the above-referenced Form 10-K (the “2011 10-K”) made in a letter to me dated June 11, 2012 from Rufus Decker, Accounting Branch Chief (the “Comment Letter”). The response of the Company to the Staff’s comment is set forth below following the comment:

Form 10-K for the Fiscal Year Ended December 31, 2011

1.	Please amend your Form 10-K to appropriately:
•	provide an explanatory paragraph in your audit opinion referring to the restatements to the consolidated balance sheet at December 31, 2010, as well as to the consolidated statements of operations, consolidated statement of stockholders’ deficiency, and the consolidated statement of cash flows for year ended December 31, 2010; and
•	label each column that has been restated in your financial statements as “restated”.

The Company has considered the Staff’s comment and does not believe that the requested amendment is necessary, as the changes made in its consolidated financial statements for the year ended December 31, 2010, as reported in the 2011 10-K, were not material and do not constitute a restatement. The Company believes that its decision to treat such changes as a correction of an immaterial error rather than as a restatement of a material error reflects appropriate accounting treatment, based on the Company’s analysis under SAB 108 and SAB 99 and its conclusion through such analysis that, although the changes involve large amounts, they were not material qualitatively.

Securities and Exchange Commission June 18, 2012 Page 2

In the preparation of its consolidated financial statements for the year ended December 31, 2011, the Company reviewed the accounting treatment of its debt and equity transactions during such year and concluded that the Company had incorrectly accounted for such transactions as debt modifications rather than debt extinguishment. The Company also concluded that, due to deficiencies in the methodology it had used to calculate derivative warrant liabilities, it had overstated the quarterly valuation of such liabilities in the Company’s interim unaudited consolidated financial statements for the first three fiscal quarters of 2011.

Upon discovering these errors, the Company re-examined its accounting for similar transactions and the calculation of derivative warrant liabilities in prior years and determined that similar errors occurred in the Company’s accounting for certain transactions and derivative warrant liabilities in the year ended December 31, 2010.

Specifically, the Company concluded that, in accounting for certain debt and equity transactions under extinguishment accounting, the fair value of certain warrants issued as partial consideration for the extinguishment of debt during the quarter ended September 30, 2010 was incorrectly recorded as deemed dividends to preferred stockholders instead of being separately valued and included as a component of the loss recognized on debt extinguishment. This error did not materially affect the Company’s consolidated balance sheet, cash flow, results of operations or net loss attributable to common stockholders. The effect of the error was to increase net loss by $5.0 million and to decrease deemed dividends to preferred stockholders by $5.0 million. In summary, there was no impact to net loss attributable to common stockholders or in earnings per share of common stock.

The Company documented its considerations in an SAB 108 and SAB 99 memorandum, which is being provided supplementally to the Staff, and concluded that the error, although material quantitatively, was immaterial from a qualitative perspective. Under ASC 250-10-S99-1 and ASC 250-10-S99-2, a registrant must consider both quantitative and qualitative factors in assessing an item’s materiality in the context of surrounding circumstances. A significant component of materiality concerns the significance of an item to users of the registrant’s financial statements. In the case of the error in question, the correction had no material effect on the net loss to the Company’s common stockholders or on the Company’s balance sheet, cash flow statement, or results of operations. The Company believes that the error is not of a magnitude or character such that it is probable that the judgment of a reasonable person relying upon the Company’s consolidated financial statements for the year ended December 31, 2010 would have been changed or influenced by the inclusion or correction of the errors.

Securities and Exchange Commission June 18, 2012 Page 3

Furthermore, because the Company has generated a net loss from operations in every period since its inception, the Company believes that its investors primarily focus on the Company’s long term prospects and are not as focused on non-cash elements of the Company’s financial statements. This assertion is supported by the fact that, after the Company filed a Current Report on Form 8-K on April 13, 2012 to make Item 4.02(a) disclosure stating that the Company’s unaudited consolidated financial statements for the first three quarters of 2011 should no longer be relied on due to errors similar to those subsequently identified in the December 31, 2010 consolidated financial statements, the market price of the Company’s common stock did not materially decrease and trading volume in such stock had no significant variations. The Company believes this market reaction indicates that investors in the Company’s common stock did not consider such non-cash accounting errors to be material.

Based on its analysis, the Company determined that the correction of the error may properly be reported in accordance with SAB 108 as a correction of immaterial error in prior period financial statements rather than as a restatement. The Company included transparent disclosure of the correction of the immaterial error in the footnotes to its financial statements in the 2011 10-K. In light of such disclosure and the Company’s reasoned conclusion that such error was immaterial, the Company does not believe that an amendment to the 2011 10-K is necessary.

We trust that the Staff will find that our response to the Comment Letter satisfactorily addresses the Staff’s comments. In the event the Staff has further comments or requires further support for the Company’s position, we respectfully request an opportunity to discuss the matter with the Staff prior to the issuance of a further comment letter.

Sincerely,

/s/ Teodor Klowan, Jr.

Teodor Klowan, Jr. CPA

Chief Financial Officer